Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net income	$113	$50	$409	$262

Weighted average shares outstanding for calculating basic earnings per share	6,235,264	6,091,756	6,206,398	6,092,168

Options	241,596	26,721	212,544	15,396

Total shares for calculating diluted earnings per share	6,476,860	6,118,477	6,418,942	6,107,564

Basic earnings per share	$0.02	$0.01	$0.07	$0.04

Diluted earnings per share	$0.02	$0.01	$0.06	$0.04